EXHIBIT L

SUBSCRIPTION AGREEMENT BETWEEN THE TRUST AND THE INVESTORS

PARADIGM VALUE FUND
A SERIES OF THE
PARADIGM FUNDS

LETTER OF INVESTMENT INTENT

December 5, 2002

To the Board of Trustees of the Paradigm Funds:

The undersigned (the “Purchaser”) hereby subscribes to purchase a beneficial interest (“Interest”) of the Paradigm Fund, a series of the Paradigm Funds, in the amount of one hundred thousand dollars ($100,000.00) for five thousand (5,000) shares at net asset value of twenty dollars ($20.00) per share, in consideration for which the Purchase agrees to transfer to you upon demand cash in the amount of one hundred thousand dollars ($100,000.00).

The Purchaser agrees that the Interest is being purchases for investment purposes only and with no present intention of reselling or redeeming said Interest.

Dated December 5, 2002

/s/ Candace King Weir
By: Candace King Weir